Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-276216

Prospectus Supplement No. 6
(To Prospectus Dated April 17, 2024)

Metals Acquisition Limited

64,478,325 ORDINARY SHARES
6,535,304 PRIVATE WARRANTS

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated April 17, 2024 (as supplemented to date, the “Prospectus”), related to (i) the issuance by us of 8,838,260 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) issuable upon the exercise of 8,838,260 outstanding Public Warrants; and (ii) the offer and resale, from time to time, by the selling securityholders named herein (the “Selling Securityholders”), or their pledgees, donees, transferees, or other successors in interest, of up to an aggregate of 55,640,065 Ordinary Shares and 6,535,304 Private Warrants issued to certain Selling Securityholders in connection with the Business Combination, with the information contained herein. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Ordinary Shares are listed on NYSE under the trading symbol “MTAL.” On July 19, 2024, the closing price for our Ordinary Shares on NYSE was $12.73 per share. Our Public Warrants were traded on NYSE under the symbol “MTAL.WS.” However, the Public Warrants ceased trading on NYSE and were delisted following their redemption on June 5, 2024.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

We are an “emerging growth company” and a “foreign private issuer” as those terms are defined under the U.S. federal securities laws and, as such, are subject to certain reduced public company disclosure and reporting requirements. See “Prospectus Summary—Emerging Growth Company” and “Prospectus Summary—Foreign Private Issuer.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 22, 2024.

22 July 2024

Metals Acquisition Limited Announces Changes to Board of Directors

ST. HELIER, Jersey - (BUSINESS WIRE) - Metals Acquisition Limited (NYSE: MTAL; ASX:MAC)

Metals Acquisition Limited ARBN 671 963 198 (NYSE: MTAL; ASX: MAC), a private limited company incorporated under the laws of Jersey, Channel Islands (“MAC” or the “Company”) is pleased to announce the appointment of Ms Anne Templeman-Jones as an Independent Non-Executive Director and Mr Mohit Rungta as the new Glencore nominee to the Company’s Board of Directors.

Appointment of Ms Anne Templeman-Jones

Ms Templeman-Jones is an accomplished listed company director with substantial financial, operational risk, regulatory, governance and strategy experience from a number of industries, including banking and finance, engineering services in the energy sector, consumer goods and manufacturing.

In addition to Metals Acquisition Limited, Ms Templeman-Jones currently serves as a Non-Executive Director, and has been responsible for a diverse range of committee chairs and memberships for Commonwealth Bank of Australia (ASX:CBA) (Director since March 2018) and Trifork Ag (COP:TRIFOR.Co) (Director since April 2021). From November 2017 until 1 July 2024, Ms Templeman-Jones was a director of Worley Limited (ASX:WOR).

Patrice Merrin, Chair of the Board of MAC commented, “I am very pleased to welcome Anne Templeman-Jones to our Board of Directors. Ms Templeman-Jones’ extensive background and experience, particularly as a Director of Australia's largest ASX listed company, Commonwealth Bank of Australia, will be invaluable.”

Change of Glencore Nominee Director

Mr Mohit Rungta will replace Mr Matt Rowlinson and Mr John Burton as Glencore’s nominee Director to the Board of MAC. Glencore is entitled to nominate one Director for every 10% it holds in MAC. Following completion of MAC’s ASX listing and recent warrant redemption Glencore now has a 13.5% interest (entitling it to one nominee).

Mick McMullen, CEO of MAC commented, “We would like to extend our sincere gratitude to Matt Rowlinson and John Burton for their significant contributions and dedicated service to the Company. Their expertise and guidance have been instrumental in the progress and success of MAC. We look forward to now working with Mohit Rungta, whom we have known since MAC first started assessing an acquisition of the CSA Copper Mine from Glencore in late 2021.”

-ENDS-

This announcement is authorised for release by the Board of Directors.

Contacts Mick McMullen, Chief Executive Officer Metals Acquisition Limited investors@metalsacqcorp.com	Morne Engelbrecht, Chief Financial Officer Metals Acquisition Limited

About Metals Acquisition Limited

Metals Acquisition Limited (NYSE:MTAL; ASX:MAC) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

3rd Floor, 44 Esplanade, St Helier, Jersey, JE4

metalsacquisition.com

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